Exhibit (a)(5)(E)

EFiled: Sep 20 2013 05:57PM EDT Transaction ID 54262495 Case No. 8933-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JEAN RATLEY, on behalf of himself and	)
all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
BOISE, INC., CARL A. ALBERT,	)
ALEXANDER TOELDTE, JONATHAN W.	)
BERGER, JACK GOLDMAN, HEINRICH	)
R. LENZ, JASON G. WEISS, PACKAGING	)
CORPORATION OF AMERICA AND BEE	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jean Ratley (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated files this action against defendants and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this action against Boise, Inc. (“Boise” or the “Company”), Boise’s Board of Directors (the “Board”), Packaging Corporation of America (“PCA”), and Bee Acquisition Corporation (the “Merger Sub”) (Boise, the Board, PCA and Merger Sub are collectively referred to as “Defendants”), seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of the definitive merger agreement (the “Merger Agreement”) entered into with PCA, pursuant to which the Company will merge with and into PCA, with PCA surviving the merger. Pursuant to the Merger Agreement, dated September 16,

2013, PCA has agreed to cause Merger Sub, a Delaware corporation and direct wholly owned subsidiary of PCA, to commence a tender offer (the “Tender Offer”) as promptly as practicable after September 16, 2013, for all of Boise’s outstanding shares of common stock, at a purchase price of $12.55 per Boise share in cash (the “Proposed Acquisition” or “Merger”). The Proposed Acquisition is valued at $2 billion, including approximately $714 million in Boise debt. The Tender Offer will commence by September 26, 2013.

2. At the effective time of the Merger, each outstanding and/or unvested Company stock option, and/or restricted stock unit and/or performance unit award and/or restricted stock award held by members of the Board will be canceled in exchange for a calculated amount of cash set forth at length in the Merger Agreement. Significantly, upon information and belief, the Board collectively owns Company stock options and/or restricted stock units and/or performance unit awards and/or restricted stock awards worth millions of dollars.

3. Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and/or have aided and abetted such breaches. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the stockholders of Boise. Plaintiff seeks to enjoin the Proposed Acquisition.

THE PARTIES

4. Plaintiff is, and has been, a stockholder of Boise at all relevant times hereto.

5. Defendant Boise is a Delaware corporation that, together with its subsidiaries, engages in the manufacture and sale of packaging and paper products in the United States, Europe, Mexico, and Canada. Its Packaging segment offers linerboards used in the manufacture of corrugated sheets and containers; corrugated sheets, which are primarily sold to converters for the production of various corrugated products; corrugated containers used in the packaging of fresh fruit and vegetables, processed food, beverages, and other industrial and consumer products; protective packaging products, including multi-material customized packaging solutions; and newsprint paper for printing newspapers, other publications, and advertising materials.. The Company’s executive offices are located at 1111 West Jefferson Street, Suite 200. Boise, ID 83702-5388 and its stock trades on NYSE under the symbol “BZ.”

6. Defendant Carl A. Albert (“Albert”) serves as Board chair. He has served as a director of the Company since its inception in 2007. He is chair of the board and chief executive officer (“CEO”) of Fairchild Venture Capital Corporation, a private investment firm. He serves on the board of Great Lakes Dredge & Dock Corporation along with Defendants Jonathan W. Berger (“Berger”) and Jason G. Weiss (“Weiss”). He was previously majority owner, chair of the board, and CEO of Fairchild Aerospace Corporation which owned Fairchild Aerospace where Defendant Heinrich Lenz (“Lenz”) served as CEO.

7. Defendant Alexander Toeldte (“Toeldte”) has served as the Company’s president and CEO and a director since February 2008.

8. Defendant Berger has served as a director of the Company since its inception in 2007. He is the CEO of Great Lakes Dredge & Dock Corporation and serves on its board with Albert and Weiss.

9. Defendant Jack Goldman (“Goldman”) has served as a director of the Company since February 2008.

10. Defendant Lenz has served as a director of the Company since February 2010. He previously served as CEO of Fairchild Aerospace, where Albert served as CEO and chair of the board.

11. Defendant Weiss has served as a director of the Company since its inception in 2007. He serves on the board as a designee of the Aldabra Majority Holders.1 From 2004 to 2006, he was CEO of Aldabra Acquisition Corporation, a publicly traded blank check company, which merged with Great Lakes Dredge & Dock Corporation in 2006. He serves on the board of Great Lakes Dredge & Dock Corporation with Defendants Albert and Berger.

12. Defendants referenced in 6-11 are collectively referred to as the “Individual Defendants” and/or the “Board.” The Individual Defendants as officers and/or directors of Boise have a fiduciary relationship with Plaintiff and other public stockholders of Boise, as well as the Company and owe them the highest obligations of good faith, fair dealing, loyalty, and due care.

13. Defendant PCA, a Delaware corporation, engages in the manufacture and sale of containerboard and corrugated packaging products for industrial and consumer markets in the United States. The company’s corrugated packaging products include conventional shipping containers used to protect and transport manufactured goods, multi-color boxes, and merchandising displays that help to promote packaged product in retail locations. It also offers meat boxes and wax-coated boxes for the agricultural industry.

[1]	According to the Company’s March 2013 Proxy:

In connection with our acquisition of Boise Cascade, L.L.C.’s (Boise Cascade) paper, packaging and newsprint, and transportation assets on February 22, 2008 (the Acquisition), we entered into an Investor Rights Agreement with Messrs. Albert, Berger, Goldman, and Weiss, four of our current directors, and Messrs. Nathan D. Leight and Richard Rogel, former directors of the company (together, the Aldabra Majority Holders). The Investor Rights Agreement provides that the Aldabra Majority Holders have the right to designate directors to our board in an amount proportionate to the voting power of the shares they each hold. Pursuant to this right, Mr. Weiss serves on our board of directors as a representative of the Aldabra Majority Holders.

14. Defendant Merger Sub is a Delaware corporation and direct wholly owned subsidiary of PCA.

SUBSTANTIVE ALLEGATIONS

15. On September 16, 2013, Boise and PCA jointly announced the Proposed Acquisition by way of a press release that reads as follows:

LAKE FOREST, Ill. & BOISE, Idaho—(BUSINESS WIRE)—Sep. 16, 2013—Packaging Corporation of America (NYSE: PKG) and Boise (NYSE: BZ) today announced that they have entered into a definitive agreement under which PCA will acquire all of the outstanding common shares of Boise for $12.55 per share in cash, for an aggregate transaction value of $1.995 billion, inclusive of $714 million of outstanding indebtedness of Boise. The transaction is expected to close in the fourth quarter of 2013 with committed debt financing, but is subject to certain customary conditions and regulatory approvals.

The combined companies generated $5.5 billion in sales and $879 million in EBITDA (excluding special items) in the last twelve months ended June 30, 2013 (LTM). The combined packaging business generated 75% of sales and 83% of EBITDA over the period, with the remainder generated by Boise’s paper business.

PCA’s containerboard capacity will increase to 3.7 million tons from its current level of 2.6 million tons (a 42% increase) including the announced expansion of paper machine number 2 (D2) at Boise’s DeRidder mill. PCA’s corrugated products volume will increase by about 30% as a result of the acquisition, and PCA’s market presence will expand into the Pacific Northwest.

Synergies are estimated to generate pre-tax benefits of approximately $105 million and are expected to be fully realized within three years of closing. The synergies are projected to come from mill grade optimization, sales mix and cost reductions, lower transportation costs, corrugated products optimization, and SG&A cost reductions.

The purchase price represents a multiple of 6.7 times adjusted LTM EBITDA of $297 million (excluding special items) and including the $105 million in benefits from synergies, the purchase price represents a multiple of 5.0 times LTM EBITDA. The acquisition is expected to be accretive to earnings immediately.

PCA Executive Chairman Paul Stecko said, “The acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies. It provides the containerboard that PCA needs to support our strong corrugated products growth. The DeRidder containerboard mill is low cost, located in a very good wood basket and, after the D2 machine conversion, provides almost one million tons of primarily lightweight containerboard. The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.”

PCA Chief Executive Officer Mark Kowlzan added, “This acquisition allows us to apply our operating and sales expertise across a much larger system and provides significant growth potential. We look forward to working with the employees of Boise as we integrate our businesses. I am confident, that together, we will achieve significant operating benefits.”

Boise Board Chair Carl Albert said, “Our Board and management team have thoroughly evaluated a broad range of strategic options for Boise, and we believe this transaction is the best way to maximize value for our shareholders.”

Boise Chief Executive Officer Alexander Toeldte said, “PCA’s desire to acquire Boise is a testament to the performance delivered and dedication shown by our employees in our five years as a public company, and the value we have created in a very challenging economic environment. We have been committed to serving our customers with distinction and this transaction will enhance opportunities for even stronger customer service.”

Under the terms of the definitive agreement, an affiliate of PCA is required to commence a tender offer to acquire all outstanding shares of Boise’s common stock for $12.55 per share in cash. The boards of directors of both Boise and PCA have unanimously approved the agreement. Boise’s board of directors expects to recommend that shareholders tender their shares into the offer once it is launched. The tender offer is required to be commenced within 10 calendar days and to remain open for at least 20 business days after launch. Any shares not tendered in the offer will be acquired in a second step merger at the same cash price as in the tender offer.

BofA Merrill Lynch acted as exclusive financial advisor to PCA and provided committed financing for the transaction. J.P. Morgan Securities LLC acted as exclusive financial advisor to Boise. Mayer Brown LLP acted as legal counsel to PCA, and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Boise.

16. It is clear that the Proposed Acquisition will derive significant benefit to PCA at the expense of Boise’s stockholders. According to Paul Stecko (“Stecko”), PCA’s Chairman:

The acquisition is an excellent fit, both geographically and strategically, with unique and substantial synergies. It provides the containerboard that PCA needs to support our strong corrugated products growth. The DeRidder containerboard mill is low cost, located in a very good wood basket and, after the D2 machine conversion, provides almost one million tons of primarily lightweight containerboard. The combined company is expected to generate strong financial results and strong cash flow which will be used to pay down debt as well as to continue to return value to our shareholders.

17. In the conference call with analysts following announcement of the deal, Stecko further addressed the synergistic benefits flowing to PCA: PCA expects “synergies of $105 million over the next three years and these synergies are primarily in the following areas. Containerboard-grade optimization and sales mix, manufacturing cost reduction, lower transportation cost, corrugated products optimization, and SG&A cost reductions.”

18. The proposed sale of the Company occurs just as the Company is finishing significant renovations of and conversions to several of its facilities. PCA and its stockholders, as opposed to Boise’s stockholders, will reap the benefit of these significant and costly renovations.

19. Specifically, in February 2013, Boise issued a press release announcing investments in its packaging converting operations, stating, in relevant part:

The largest capital improvement is the installation of a new 110” corrugator at the company’s Central Texas Corrugated (CTC) sheet feeder facility in Waco, Texas, which is expected to start up in third quarter 2013. “We’re excited about this new corrugator and several other investment projects, which are aimed at reducing operating costs, improving quality, and increasing production capabilities,” said Dave Kunz, vice president of Packaging. “Once installed, the new CTC corrugator will replace two existing corrugators, which will improve our operating efficiency and lower our costs. We expect the new corrugator will add

180,000 msf of low-cost production capacity, while simultaneously allowing us to reduce operating costs.” The company has also completed a recent rebuild of its corrugator at its converting facility in Salt Lake City, Utah. This rebuild has substantially increased the speed and throughput of the machine, reduced waste, and improved product quality. Additionally, the company has installed a new high-speed flexo machine at its converting facility in Wallula, Washington. This new machine replaces two older converting machines and improves our efficiency through reduced set up time, along with lower operating costs. “These investments are an important part of our plan to grow our Packaging business. We plan to continue making these types of investments in our Packaging system to meet changing customer needs, grow with our customers, and ensure that our facilities are safe, efficient, and cost competitive,” said Alexander Toeldte, president and chief executive officer of Boise Inc.

20. Only two weeks later, on February 26, 2013, the Company announced its 2012 year end results including record annual sales of $2.56 billion, a 6% increase over 2011. Defendant Toeldte noted several significant accomplishments, stating:

We were pleased with our overall 2012 operating results,” said Alexander Toeldte, president and chief executive officer of Boise Inc. “Our mills and converting operations ran well, and we reduced costs through productivity improvement by reducing usage of key raw materials. During the year, we generated significant free cash flow and returned capital to our shareholders through the payment of two special cash dividends totaling $1.20 per common share.

21. Next, in May, 2013, Defendant Toeldte announced further significant investments:

In pursuit of our long-term strategic objectives, we are pleased to announce our decision to invest between $110 and $120 million in the conversion of our idled newsprint machine at DeRidder to produce lightweight linerboard and corrugating medium. We will also install an OCC pulping facility at the mill as part of the project. The investment adds approximately 270,000 tons of lightweight containerboard capacity to our system and allows us to optimize the product mix on our current linerboard machine, increasing the mill’s overall containerboard output by approximately 300,000 tons. We are targeting a mid-2014 start-up for the completed project, which we expect will create about 50 jobs.”

“To improve the cost competitiveness of our Paper business, where we operate against the background of secularly declining demand for our products, we have made the difficult decision to close two paper machines and an off-machine coater at our International Falls mill. These closures, which we expect to occur no later than fourth quarter 2013, will reduce our annual uncoated freesheet capacity by approximately 115,000 tons, or 9%, and allow us to focus our efforts on key products and machines that drive our profitability, improve our cash flow, and enhance the overall competitiveness of our International Falls mill and our Paper business. This decision will result in the loss of approximately 300 jobs. We understand the impact this decision has on our dedicated employees, as well as the community of International Falls. We appreciate their efforts and support over the years.”

22. Now, after the hard decisions had been made and the Company had put itself in a position to achieve its potential, the Board has decided to sell out.

23. Furthermore, certain of the Defendants will recognize benefits not shared equally with Plaintiff and the class. At the effective time of the Merger, each outstanding and/or unvested Company stock option, and/or restricted stock unit and/or performance unit award and/or restricted stock award held by members of the Board will be canceled in exchange for a calculated amount of cash set forth at length in the Merger Agreement. Pursuant to the Company’s March 2103 Proxy Statement, there were 1,965,280 securities to be issued upon exercise of outstanding options, warrants, and rights. Specifically, the proxy provides:

The reported amount includes the following outstanding awards that have been granted under the Boise Inc. Incentive and Performance Plan but not yet earned as of December 31, 2012:

(i) 661,746 shares issuable upon the vesting of service-condition vesting restricted stock and restricted stock units.

(ii) 840,065 shares issuable upon the vesting and exercise of nonqualified stock options.

(iii) 463,469 shares issuable upon the vesting of performance units (at target).

24. The Proposed Acquisition is wrongful, unfair, and harmful to Boise’s public stockholders. The consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company.

25. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by Boise, PCA, and Merger Sub.

PRECLUSIVE DEAL PROTECTION DEVICES

26. The Merger Agreement contains certain provisions that unduly benefit PCA by making an alternative transaction either prohibitively expensive or otherwise impossible.

27. Here, for example, the Merger Agreement contains a termination fee provision that requires Boise to pay $44,835,000 to PCA if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, Boise must pay this fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

28. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Boise’s stockholders.

29. The Merger Agreement also contains a “No Solicitation” provision that restricts Boise from considering alternative acquisition proposals by, inter alia, constraining Boise’s ability to solicit or communicate with potential acquirers or consider their proposals.

30. Moreover, even the Board’s consideration of unsolicited proposals is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to stockholders.

31. Further, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide PCA information in order to match any other offer, thus providing PCA access to the unsolicited bidder’s financial information and giving PCA the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of PCA.

32. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition, and the Proposed Acquisition is the product of the Board’s breaches of fiduciary duty, aided and abetted by the other Defendants.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

33. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Boise, are obligated to refrain from:

(a) Participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) Participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c) Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

34. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public stockholders of Boise, including their duties of loyalty, good faith, and due care. For example, at the effective time of the Merger, each outstanding and/or unvested Company stock option and/or restricted stock unit held by members of the Board will be canceled in exchange for an amount of cash which is calculated per the terms of the Merger Agreement. Pursuant to the Company’s March 2103 proxy Statement, there were 1,965,280 securities to be issued upon exercise of outstanding options, warrants, and rights. Specifically, the Proxy provides:

The reported amount includes the following outstanding awards that have been granted under the Boise Inc. Incentive and Performance Plan but not yet earned as of December 31, 2012:

(i) 661,746 shares issuable upon the vesting of service-condition vesting restricted stock and restricted stock units.

(ii) 840,065 shares issuable upon the vesting and exercise of nonqualified stock options.

(iii) 463,469 shares issuable upon the vesting of performance units (at target).

35. As a result of the Individual Defendants’ divided loyalties, Plaintiff and class members will not receive adequate or fair or value for their Boise common stock in the Proposed Acquisition.

36. As a result of these breaches of fiduciary duty, the Company’s public stockholders will not receive adequate or fair value for their common stock in the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action on his own behalf and as a class action, individually and on behalf of all holders of Boise common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

38. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. As of July 24, 2013, there were approximately 100,882,326 million shares of Boise common stock outstanding. Boise’ stock is publicly traded on the NYSE and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether Boise, PCA, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

39. Plaintiff repeats all previous allegations as if set forth in full herein.

40. As alleged herein, Defendants have initiated a process to sell Boise that undervalues the Company. The Individual Defendants are privy to non-public information concerning the Company that the public stockholders are not; thus, there exists a fiduciary duty to protect these stockholders and ensure the cash out process entails both fair dealing and a fair price. Defendants have failed to sufficiently inform themselves of Boise’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that PCA can block the purchase.

41. Unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value, all to the benefit of PCA and to the cost of the Plaintiff and the Class.

42. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against Boise, PCA, and Merger Sub

43. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

44. Defendants Boise, PCA, and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Boise provided, and PCA and Merger Sub obtained, sensitive non-public information concerning Boise’s operations and thus had unfair advantages that are enabling them to acquire the Company at an unfair and inadequate price.

45. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Boise shares.

46. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative, and certifying his counsel as class counsel;

B. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Boise’ stockholders;

D. Directing Defendants to account to Plaintiff and the Class for any damages suffered by them as a result of Defendants’ wrongful conduct;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and F. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: September 20, 2013		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, Delaware 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC

Evan J. Smith

Marc L. Ackerman

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

(610) 667-6200